Mail Stop 3561

November 7, 2006

Mr. David Block Temin, Corporate Vice President
Elbit Systems Ltd.
Advanced Technology Center
Haifa, Israel 31053

> **Re:** **Elbit Systems Ltd.**
> **Form 20-F/A for the year ended December 31, 2005**
> **Filed July 6, 2006**
> **File No. 000-28998**

Dear Mr. Temin:

We have reviewed your response letter dated October 25, 2006 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. David Block Temin
Elbit Systems Ltd.
November 7, 2006
Page 2

<u>Annual Report on Form 20-F for the year ended December 31, 2005</u>

<u>Notes to consolidated financial statements, page 10</u>
<u>Note 7. Compensation Receivables in Respect of Fire Damage, page 36</u>

1.   We note your response to our prior comment regarding the receivable for fire damage at Elisra. Please revise the notes to your financial statements in future filings, to clearly indicate that the receivable and related payable to Koor represent preacquisition contingencies that were recognized in connection with the 2005 acquisition of Elisra. These items should both be reflected in the purchase price allocation provided in the notes to your financial statements in accordance with paragraph 51e of SFAS No.141, rather than in a separate footnote disclosure so that it is readily apparent that these items represent pre-acquisition contingencies.

****

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief